UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Prime Acquisition Corp.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

G72436119
(CINS Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

13G/A

CUSIP No. G72436119

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)❑ (b)❑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

13G/A

CUSIP No. G72436119

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)❑ (b)❑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IA, CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), and Fir Tree Inc., a New York corporation (“Fir Tree”), relating to shares of Common Stock, $0.01 (the “Common Stock”), of Prime Acquisition Corp., a Cayman Islands exempted company (the “Issuer”), purchased by Fir Tree Value.  Fir Tree is the investment manager of Fir Tree Value.  Fir Tree Value and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

Prime Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6369 Mill Street
Suite 205
Rhinebeck, New York 12572

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way, Camana Bay
Box 31106, Grand Cayman
KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Inc.
505 Fifth Avenue
23 Floor
New York, New York 10017
A New York corporation

Fir Tree is the investment manager of Fir Tree Value, and has been granted investment discretion over portfolio investments, including the Common Stock, held by Fir Tree Value.  In light of the change in beneficial ownership as reflected in this Amendment, the Reporting Persons have no further reporting obligations on Schedule 13G with respect to their ownership of shares of the Company.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 (the “Common Stock”)

Item 2(e)	CUSIP Number.

G72436119 (CINS Number)

Item 3	Reporting Person.

Fir Tree is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

FIR TREE VALUE MASTER FUND, L.P.

By:	FIR TREE INC.

By: /s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE INC.

By: /s/ James Walker
Name: James Walker
Title: Managing Director